American Express Company
200 Vesey Street
New York, NY 10285

June 16, 2020

By EDGAR Correspondence

Michael Henderson
Marc Thomas
Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Express Company
Form 8-K filed April 24, 2020
File No. 001-07657

Dear Messrs. Henderson and Thomas:

We refer to the comment letter, dated June 4, 2020 (the “Comment Letter”), from the staff (the “Staff”) of the Office of Finance, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the American Express Company (the “Company”) filing referenced above (the “April 24 Form 8-K”).

We have set forth below the text of each of the Staff’s comments, as set forth in the Comment Letter, followed by the Company’s response.

* * * * *

Exhibit 99.2
Appendix III, page 13

Comment 1

We note your disclosure of adjusted diluted earnings per common share excluding credit reserve builds, which excludes the portion of the provision for credit losses attributable to reserve builds. It appears this performance measure, which excludes a portion of the provision for credit losses, substitutes individually tailored recognition and measurement methods for those of GAAP and violates Rule 100(b) of Regulation G, as discussed in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosures Interpretations available on our website at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please refrain from disclosing this performance measure, or any other performance measures that excludes a portion of the provision for credit losses (e.g., the portion of the provision for credit losses that exceeds net write-offs) in future filings.

Response 1

The Company respectfully acknowledges the Staff’s comment and will refrain from disclosing adjusted diluted earnings per common share excluding the portion of Provisions for credit losses attributable to reserve builds (“adjusted EPS”), or any other performance measures that excludes a portion of Provisions for credit losses (e.g., the portion of the Provisions for credit losses that exceeds net write-offs) in future filings.

As background, the following is the Company’s rationale for disclosing adjusted EPS for the first quarter of 2020. On an Investor Update Call held on March 17, 2020, the Company communicated that it was not able to forecast future financial results beyond the first quarter in light of the fast-evolving and volatile environment (in contrast to the Company’s typical approach of providing annual guidance). As a result, the Company believed it would be helpful to investors to provide first quarter earnings guidance based on what could reasonably be forecasted at the time. A portion of the Provisions for credit losses was not included in the adjusted EPS guidance range because the levels of required credit loss reserves at quarter end were not estimable at the time of the March 17 Investor Update Call due to the rapidly changing nature of, and uncertainty related to, macroeconomic forecasts in the midst of the COVID-19 pandemic.

The disclosure of first quarter 2020 adjusted EPS in the April 24 Form 8-K was intended to allow investors to compare the Company’s results with the adjusted EPS guidance range provided on March 17 and better understand what had and had not changed since March 17.

Comment 2

To the extent that you continue to discuss or disclose an amount related to “credit reserve builds” in future filings, please define how this measure is calculated.

Response 2

To the extent the Company discusses or discloses an amount related to “credit reserve builds” in future filings, it will define how the measure is calculated.

* * * * *

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in the reports and other filings it makes with the Commission.

We are hopeful that we have adequately addressed the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me or David Fabricant at 212-640-5482.

Very truly yours,

/s/ Jeffrey C. Campbell
Jeffrey C. Campbell
Chief Financial Officer

cc:	Stephanie Sullivan, Associate Chief Accountant
Jessica Lieberman Quinn, Controller, American Express Company
David L. Fabricant, Deputy Controller, American Express Company
Laureen E. Seeger, Chief Legal Officer, American Express Company
Richard M. Starr, Managing Counsel, American Express Company